UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [ ]   Form 10-K    [ ] Form 20-F    [ ] Form 11-K   [X] Form 10-Q
                      [ ]   Form 10-D    [ ] Form N-SAR   [ ] Form N-CSR

For the Period Ended September 30, 2013

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRATION INFORMATION

SB Partners

Full Name of Registrant

N/A

Former Name if Applicable

1 New Haven Avenue, Suite 102A, Mail Box 3

Address of Principal Executive Office (Street and Number)

Milford, Ct. 06460

City, State and Zip Code

PART II- RULES 12B-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

382773_2/00260-0001

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(a)	The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                (c)           The accountant’s statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has a 30% non-controlling interest in Sentinel Omaha, LLC, an affiliate of the Company’s general partner.  The investment in Omaha is accounted for at fair value.  Earlier this year, the controller for Omaha informed the Company that, due to open issues, Omaha’s auditors would be unable to complete their audit and issue an audit opinion for calendar year 2012 until late 2013.

Because the investment in Omaha constitutes a significant portion of the assets of the Company, Company’s auditors are required to review both the financial statements of Omaha and the related workpapers prepared by Omaha’s auditors after the audit work of Omaha is completed.  Until the Company’s auditors perform their review of the Omaha audit, the Company’s auditors cannot issue an audited opinion on the Company’s financial statements for the period ending December 31, 2012.  As a result, the Company was not able to file its form 10-K for the period ending December 31, 2012 timely and filed form 10-K NT.

The Company anticipates filing form 10-K for the year ended December 31, 2012 and form 10-Q for the period ending September 30, 2013 shortly after the Omaha audit for December 31, 2012 is complete.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John H. Zoeller Vice President
     And Chief Financial Officer                                                                (212)                      408-8917

(Name)                                                             (Area Code)          (Telephone Number)

(2)
Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed?  If answer is no, identify such report(s).

Yes [    ]    No [X ]

As stated above, the Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2012 nor its form 10-Q for the quarters ended March 31, 2013 and June 30, 2013.

382773_2/00260-0001

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(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [x]    No  [  ]

If so, attach an explanation of the change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attached as Exhibit 1 is Registrant’s draft Consolidated Statement of Operations for the three and nine months ending September 30, 2013 and 2012.

The financial results for the three and nine months ending September 30, 2013 should be considered preliminary, and are subject to change to reflect any necessary corrections or adjustments, or changes in accounting estimates, that are identified prior to the time the Company’s auditors complete their review and the Company finalizes its financial statements for that period.

This report includes statements that constitute "forward looking statements" within the meaning of Section 27(A) of the Securities Act of 1933 and Section 21(E) of the Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections.  By their nature, all forward looking statements involve risks and uncertainties.  Actual results may differ materially from those contemplated by the forward looking statements for a number of reasons.

382773_2/00260-0001

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SB Partners

Full Name of Registrant

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 13, 2013                                                                By /s/ John H. Zoeller
               John H. Zoeller
            Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S.C 1001).

382773_2/00260-0001

EXHIBIT  1.

SB PARTNERS
(A New York Limited Partnership)
DRAFT CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2013	2012	2013	2012
Revenues:
Base rental income	$449,672	$442,128	$1,339,963	$1,323,568
Other rental income	179,443	125,050	538,328	526,306
Interest on short-term
investments and other	30	9	44	31

Total revenues	629,145	567,187	1,878,335	1,849,905

Expenses:
Real estate operating expenses	109,333	118,460	362,854	338,325
Interest on mortgage notes
and unsecured loan payable	270,690	272,566	810,773	816,540
Depreciation and amortization	136,306	137,596	408,919	412,788
Real estate taxes	127,864	80,446	383,594	378,546
Management fees	214,499	234,914	643,314	644,108
Other	37,075	41,432	111,997	119,500

Total expenses	895,767	885,414	2,721,451	2,709,807

Loss from operations	(266,622)	(318,227)	(843,116)	(859,902)

Equity in net income (loss) of investment	(58,597)	(5,487,608)	4,541,080	(3,346,444)
Reserve for value of investment	58,597	5,487,608	(4,541,080)	3,346,444

Net loss	(266,622)	(318,227)	(843,116)	(859,902)

Loss allocated to general partner	(34)	(41)	(109)	(111)

Loss allocated to limited partners	$(266,588)	$(318,186)	$(843,007)	$(859,791)

Loss per unit of limited partnership interest
(basic and diluted)

Net loss	$(34.39)	$(41.05)	$(108.75)	$(110.91)

Weighted Average Number of Units of Limited
Partnership Interest Outstanding	7,753	7,753	7,753	7,753